UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Research Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

637372202
(CUSIP Number)

Kent E. Endacott
Woods & Aitken LLP
301 S. 13th Street, Suite 500
Lincoln, Nebraska 68508
(402) 437-8500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 637372202

1
NAME OF REPORTING PERSONS

Kent E. Endacott, as the Special Holdings Direction Adviser under the K/I/E/ Trust Under Agreement 3/9/09 (f/k/a Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,751,522
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,751,522
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,751,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 637372202

1		NAME OF REPORTING PERSONS K/I/E/ Trust Under Agreement 3/9/09 (f/k/a Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,751,522
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,751,522
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,751,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 637372202

Item 1.                          Security and Issuer.

This Amendment No. 1 to Schedule 13D, which relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”), is being filed on behalf of the Reporting Persons named in Item 2 below to amend the Reporting Persons’ Schedule 13D (the “Schedule 13D”) originally filed on June 14, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set for in the Schedule 13D.  The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 2.                          Identity and Background.

Item 2 to the Schedule 13D is amended or supplemented, in pertinent part, as follows:

(a)            This Schedule 13D is being filed jointly by the parties identified below.

•	Kent E. Endacott, as the Special Holdings Direction Adviser under the K/I/E/ Trust Under Agreement 3/9/09 (f/k/a Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009) (the “Adviser”).

•	K/I/E/ Trust Under Agreement 3/9/09 (f/k/a Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009) (the “Trust”).

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended or supplemented, in pertinent part, as follows:

On April 17, 2018, the Issuer completed a recapitalization whereby the Issuer exchanged one share of its then-existing class A common stock, plus $19.59 in cash, without interest, for each share of its then-existing class B common stock and, following such exchange, each share of class A common stock was reclassified as a share of Common Stock.

Item 5.                          Interests in Securities of the Issuer.

Item 5 to the Schedule 13D is amended or supplemented, in pertinent part, as follows:

(a)            Set forth below is the aggregate number and percentage (based on 24,608,700 shares of Common Stock outstanding as of April 18, 2018) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	5,751,522	23.4%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by the Trust.

CUSIP No. 637372202

(b)        The Adviser has sole voting and dispositive power of the Common Stock beneficially owned by the Trust for the reasons described in Item 5(a).

(c)        Other than the exchange of the Issuer’s former class B common stock previously held by the Reporting Persons into Common Stock on April 17, 2018, as described in Item 3 above, there have been no transactions in Common Stock during the past 60 days by the Reporting Persons.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)        Not applicable.

[Signature Page Follows]

CUSIP No. 637372202

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            April 24, 2018

/s/ Kent E. Endacott
Kent E. Endacott, as the Special Holdings Direction Adviser

K/I/E/ TRUST UNDER AGREEMENT 3/9/09

By:        /s/ Kent E. Endacott
Kent E. Endacott, Special Holdings Direction Adviser